Mail Stop 4561

July 17, 2006

Mr. James A. Thomas
Chairman of the Board, President, and Chief Executive Officer
Thomas Properties Group, Inc.
515 South Flower Street
Sixth Floor
Los Angeles, California   90071

> **Re: Thomas Properties Group, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 16, 2006**
> **File No. 000-50854**

Dear Mr. Thomas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the year ended December 31, 2005 to the year ended December 31, 2004, page 32

1. We note that you have recorded a gain on the purchase of your secured loan, Junior B Mezzanine loan for Two Commerce Square, in an amount of $25.8 million in the year ended December 31, 2005. We also note from your disclosure

on page 74 of your 2004 10-K that the repayment of this loan was to be in the form of a minority participation of the net equity of your Two Commerce Square property. We have the following questions regarding this transaction:

- It appears that this loan was a participating mortgage loan and should have been accounted for under SOP 97-1 from inception. Please tell us how you considered SOP 97-1 in determining the proper accounting treatment of this loan which was entered into on July 31, 2003.
- Please tell us if the lender, DB Realty Mezzanine Parallel Fund II, LLC, is a related party.
- It appears that the lender did not believe that it would obtain any proceeds from its minority participation in the property at the maturity of the loan and thus agreed to sell the loan to you and extinguish the loan early. In this regard, it appears that Two Commerce Square may be impaired. Please tell us how you determined that no impairment of this property existed as of December 31, 2005.

Item 15 – Exhibits and Financial Statement Schedules

Note 3 – Unconsolidated/Uncombined Real Estate Entities, page 68

2. We note that you account for your 25% interest in TPG/CalSTRS, LLC using the equity method. Please tell us how you determined that this joint venture should not be consolidated into your financial statements and provide us your detailed analysis of the joint venture under FIN 46(R). Specifically, tell us how you determined that the entity is not a variable interest entity in accordance with paragraph 5 of FIN 46(R). Please address the following items in your response:

Paragraph 5 (a)
Please tell us if the various fees earned by your company by providing services to TPG/CalSTRS, LLC are at market rates.

Paragraph 5 (b)
Per review of the operating agreement for TPG/CalSTRS, LLC, we note that your company is the manager of the joint venture and administers the day-to-day business and affairs of the entity. We also note that, without further approval of the management committee, you have the authority to acquire and sell assets, incur and/or retire debt, enter into agreements, undertake activities and incur cost and expenditures in compliance with the Acquisition Process, Investment Guidelines, Company Plans and other provisions of the operating agreement. Furthermore, it appears that CalSTRS can only remove you as manager following an event of default by you or the closing of a buy/sell option to which CalSTRS is the purchasing entity. Lastly, we also note that you perform property management and leasing services for the joint venture under management and

leasing agreements and that these agreements automatically renew unless you elect not to renew them. In this regard, it appears that you may have substantial decision-making ability through your roles as manager of the joint venture and property manager of the specific properties, rather than through your equity investment.

Paragraph 5 (c)
On page 68 you disclose that you are allocated 21.3% of the net income/loss (excluding depreciation) and 22.5% of the depreciation expense of City National Plaza and 25% of the net income (excluding depreciation) and 100% of the depreciation expense of the remaining properties owned by TPG/CalSTRS, LLC. Additionally, you disclose on page 7 that decisions regarding the joint venture are made by the management committee which is made up three members, two of which were appointed by CalSTRS; thus, it appears that you have a 33% voting interest in the joint venture and your voting interest differs from your economic interest. Please provide us with a comparison of your voting interest percentage to your economic interest through all of your variable interests in the joint venture. Also, please provide us with your evaluation of the second criteria of paragraph 5(c).

Note 12 – Revenue Concentration, page 80

3. You disclose that you paid $34 million to Conrail in 1997 in accordance with the agreement and that you recognize this lease concession as a reduction of revenue ratably over Conrail's lease period. Please clarify your amortization method to us. It does not appear that you are recognizing the reduction to revenue on a straight-line basis.

Note 13 – Commitments and Contingencies, page 84

4. Please tell us how you evaluated the Harris Building Associates partnership and the 2121 Market Street partnership under FIN 46(R). You disclose that you and another general partner have guaranteed the partnership's mortgage loan up to a maximum amount of $3.3 million. You further disclose that you have also guaranteed the repayment of up to $3.5 million of the loan. In this regard, it appears that the Harris Building Associates and/or 2121 Market Street partnerships may be variable interest entities since the guarantees on the mortgage debt indicate that the equity investments are not sufficient. Please provide us with your detailed analysis of these entities under paragraph 5 of FIN 46(R); additionally, if these entities are deemed to be variable interest entities, please provide us with your primary beneficiary analysis as well.

TPG/CalSTRS, LLC Financial Statements

Note 2 – Summary of Significant Accounting Policies

Impairment of Long-Lived Assets, page 94

5. In light of the net losses and negative operating cash flows in 2004 and 2005, please tell us how TPG/CalSTRS, LLC determined that none of its properties were impaired as of December 31, 2005. For reference, please see SFAS 144.

8-K filed May 10, 2006

Item 9.01

Exhibit 99.1 – Supplemental Financial Information

6. Please tell us and in future disclosures discuss how management uses the measure and why it believes that the presentation of Adjusted FFO is valuable to investors. Furthermore, we note that prior to 2006 you presented the same measure in your Item 2.02 8-Ks, but called it After Tax Cash Flow. It is unclear to us if you have presented AFFO as a liquidity or performance measure. In future filings, please revise to discuss how you are using AFFO to evaluate performance. If you use AFFO as a liquidity measure, state so and disclose how you use it and reconcile it to the most directly comparable GAAP measure, cash flows from operating activities. Additionally, please remove your presentation of AFFO per share in future filings since per share measures of liquidity are prohibited. Please see Item 10(e)(1)(i) and Question 11 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures for reference.

7. You have also presented pro-rata consolidated statements of operations and pro-rata consolidated balance sheets which present the results of your investments that you account for under the equity method proportionate to your share of ownership. Please tell us and in future disclosures discuss how management uses this non-GAAP presentation and expand on why you believe that this presentation is valuable to investors.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda van Doorn
Senior Assistant Chief
Accountant